Leafwire Inc.



ANNUAL REPORT

3476 W. 33rd Ave.

Denver, CO 80211

(619) 459-7254

https://www.leafwire.com/

This Annual Report is dated September 26, 2024.

BUSINESS

The Company provides a website that functions as a business network for cannabis, connecting individuals, prospective job seekers, and other potential stakeholders with business opportunities in the cannabis industry.

We built Leafwire because the cannabis industry needed a safe, cannabis-focused platform to connect, share news, promote events, find employees and just simply network. Our goal is to build Leafwire to be a Linkedin-like platform for the cannabis and hemp business community.

Leafwire is a 'Freemium' model where members can join for free and choose to pay for some of Leafwire's premium features including advertising in our emails, advertising on the platform, Marketplace Listings, job posts and premium monthly subscriptions.

Previous Offerings

The Company has issued 3 rounds of Convertible Notes totaling $1,267,014 in principal raised and outstanding, including $1M in 2021 through SeedInvest, $50K in 2022, and $183K in 2022.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

2023 continues to be a challenging year for the cannabis industry. As such, Leafwire management took steps significantly reduce cash burn and focus on client acquisition and user growth. Leafwire reduced operational expenses primarily in payroll and technology development and reprioritized its expenditures on sales efforts. The Company now has a monthly cash burn averaging $20K at the end of December 2023 and subsequently $9K through May 2024.

The company continues to build its clients base, with 253 and 216 unique clients at the end of December 2023 and December 2022, respectively, versus 162 at the end of December 2021. The Company believes that the Cannabis industry will begin to see improvements across the space and budget allocation to marketing by Cannabis related companies will find its way to Leafwire in larger bookings deal sizes and more frequent rebuys. Additionally, the Company has maintained consistent engagement across its 45K member user base. Once revenue starts to meaningfully grow again, the Company will allocate more marketing spend towards user acquisition.

The Company has no debt but once revenue generation stabilizes the Company will increase its payments to Ceylon Solutions to pay down the related party Accounts Payable amount of $558K.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $11,308.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness. The Company does have $558K in accounts payable due to a related party, Ceylon Solutions, for technology development work performed over the last few years.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Peter Vogel - CEO
Marc Marin - CTO

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Marion Mariathasan
Peter Vogel
Alain Bankier
Bryn Mawr Trust (SeedInvest)
SL Holdings1, LLC
VS DT Holdings LLC
Network Ventures II L.P.
Whitaker Investments LLC
Hypur Ventures GP, LLC
Marc Marin

RELATED PARTY TRANSACTIONS

The Company has used a related party, Ceylon Solutions, for technology development work performed over the last few years. Although the Company has made monthly payments to Ceylon for services rendered, the Accounts Payable due to Ceylon are $558K and $467K for the periods ended December 31, 2023 and December 31, 2022, respectively. The Company has significantly cut Ceylon development expense in order to conserve cash and as certain development technological milestones were met. The Company will continue to pay down the Accounts Payable due to Ceylon based on management's comfort with cash flow generation.

OUR SECURITIES

The Company has Common A, Common B, Common C, and Preferred Series Seed securities. Common A and Preferred securities have voting rights. Preferred Series have anti-dilution rights.

Common A authorized and outstanding is 25,000 and 13,228 respectively
Common B authorized and outstanding is 5,000 and 1,750 respectively
Common C authorized and outstanding is 5,000 and 3,502 respectively
Preferred Stock has 5,475 outstanding

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

The development and commercialization of the Company's products and services are competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. This market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services. The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible. The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company may face challenges maintaining, promoting, and growing its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive news media space. Additionally, the product may be in a market where customers will not have brand loyalty. The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations. In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business. The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes. The Company's ability to grow its business depends on laws pertaining to the cannabis industry. Continued development of the medical-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated medical-use cannabis industry is not assured and any number of factors could slow or halt further progress in this area. Burdensome regulations could slow or stop further development of the cannabis industry, which could have the impact of dampening growth of the cannabis industry. Further, FDA regulation of medical-use cannabis and the possible registration of facilities where medical use cannabis is grown could also negatively affect the medical-use cannabis industry and its financial condition. Should the federal government legalize cannabis for medical-use, it is possible that the U.S. Food and Drug Administration, or the FDA, would seek to regulate it under the Food, Drug, and Cosmetics Act of 1938. As a company that supports the cannabis industry, the changes in regulations could make it difficult for the Company to grow as desired. The SEC is monitoring the cannabis industry and may halt or prevent the offering or sale of the Company's securities due to the bad acts of others. On May 16, 2014, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC noted an increase in the number of investor complaints regarding marijuana-related investments. The SEC issued temporary trading suspensions for the common stock of five different marijuana related companies. Due to the stigma created by the bad acts of 11 others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on the Company's ability to raise capital and their business. Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect the Company's proposed operations, and the Company cannot predict the impact that future regulations may have. The Company cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can they determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on business. The Company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm their business. The technology and use of the technology in the Company's product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject the Company to substantial monetary fines and other penalties that could negatively affect their financial condition and results of operations. The Company has engaged in related party transactions. The Company had accrued payables with related parties as of December 31, 2023 and 2022 for $558,958 and $467,382 respectively, due to Ceylon Solutions LLC, a development tech company in Sri Lanka owned by board members of the Company, to build new features for the Company's website. The Company has not prepared audited or full reviewed financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. The Company also has not provided a full year of reviewed financials. If investors feel the information provided is insufficient, then they should not invest in the Company. The Company's cash position is relatively weak. The Company currently has only $20,569 in cash balances as of May 30, 2024. This equates to less than one month of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds. The Company's management holds a below-market ownership stake in the Company given its stage. Management's equity position may not be large enough to properly incentivize them to grow the Company, increase its value, and achieve the optimal outcome for investors. Once the Company closes its current round, management may face further dilution.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on September 26, 2024.

Leafwire Inc.

By   /s/ *Peter Vogel*

      Name: Leafwire, Inc

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS



LEAFWIRE, INC.

A Delaware Corporation

COMPANY CERTIFIED FINANCIALS

Financial Statements
(Unaudited)

December 31, 2023 and December 31, 2022

I, Peter Vogel, certify that the financial statements of Leafwire, Inc. as of 12/31/23 included in this form
are true and complete in all material respects.

Peter Vogel
_____

Peter Vogel, CEO



LEAFWIRE, INC.
A Delaware Corporation

Financial Statements
(Unaudited)

December 31, 2023 and December 31, 2022

LEAFWIRE, INC.
Years Ended December 31, 2023 and 2022

Table of Contents

Financial Statements

LEAFWIRE, INC.
BALANCE SHEET
December 31, 2023 and December 31, 2022
(unaudited)

(Unaudited)		2023		2022
Assets				
Current Assets				
Cash and Cash Equivalents	$	11,308	$	4,744
Accounts Receivable, net		78,691		52,129
Prepaid Expenses		-		9,903
Total Current Assets		89,999		66,776
Total Assets	$	89,999	$	66,776
Liabilities and Stockholders' Equity				
Current Liabilities				
Accounts Payable - Related Parties		558,958		467,382
Accrued Expenses		214,130		95,205
Accrued Interest		294,723		203,960
Total Current Liabilities		1,067,811		766,547
PPP Loan		-		-
Convertible Notes Payable, net		1,267,014		1,267,014
Total Liabilities	$	2,334,825	$	2,033,561
Stockholders' Equity				
Preferred stock, 5,475 and 5,475 shares issued and				
outstanding at December 31, 2020 and 2019, respectively		5		5
Common Stock Series A, 13,228 and 13,228 shares issued and				
outstanding at December 31, 2020 and 2019, respectively		13		13
Common Stock Series B, 1,750 and 1,750 shares issued and				
outstanding at December 31, 2020 and 2019, respectively		2		2
Common Stock Series C, 3,502 and 3,132 shares issued and				
outstanding at December 31, 2020 and 2019, respectively		3		3
Additional Paid-in Capital		1,262,223		1,262,223
Accumulated Deficit		(3,507,072)		(3,229,031)
Total Stockholders' Equity		(2,244,826)		(1,966,785)
Total Liabilities and Stockholders' Equity	$	89,999	$	66,776

LEAFWIRE, INC.

STATEMENT OF OPERATIONS
For the Years Ended December 31, 2023 and 2022
(unaudited)

(Unaudited)		2023		2022
Revenue				
Advertising	$	434,028	$	609,045
Subscriptions		12,284		42,261
Total Revenue		446,312		651,306
Cost of Services		103,096		277,441
Gross Profit		**343,216**		**373,865**
Operating Expenses				
Payroll and Payroll Related Expenses		217,676		391,348
Advertising and Marketing		53,352		36,842
Computer and Software		97,174		434,882
General and Administrative		73,635		54,898
Contractors		28,761		31,786
Legal and Professional Fees		2,469		8,260
Insurance		24,175		29,113
Commissions		78,408		29,438
Equity Compensation Expense		-		-
Rent		-		-
Total Operating Expenses		**575,651**		**1,016,567**
Income (Loss) from Operations		(232,435)		(642,702)
Other Expense				
Interest Expense		90,763		79,091
Net Loss before Income Taxes		(323,198)		(721,793)
Other Income		45,157		48,082
Net Loss	$	**(278,041)**	$	**(673,711)**

LEAFWIRE, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2023 and 2022
(unaudited)

Unaudited	Members' Equity		Preferred Stock		Common Stock A		Common Stock B		Common Stock C		APIC	Retained Earnings	Shareholder's Equity
	Units	$ Amount	Shares	$ Amount	Shares	$ Amount	Shares	$ Amount	Shares	$ Amount			
Balance at December 31, 2017	**2,867**	**$ 5,528**	**-**	**$ -**	**-**	**$ -**	**-**	**$ -**	**-**	**$ -**	**$ -**		**$ 5,528**
Issuance of Units for Cash	9,361	554,340	-	-	-	-	-	-	-	-	-	-	554,340
Issuance of Units for Services	5,882	31,739	-	-	-	-	-	-	-	-	-	-	31,739
Net Income / (Loss)	-	(550,718)	-	-	-	-	-	-	-	-	-	-	(550,718)
Balance at December 31, 2018	**18,110**	**$ 40,889**	**-**	**$ -**	**-**	**$ -**	**-**	**$ -**	**-**	**$ -**	**$ -**	**$ -**	**$ 40,889**
Issuance of Units for Cash	2,823	125,000	-	-	-	-	-	-	-	-	-	-	125,000
Issuance of Units for Services	-	-	-	-	-	-	-	-	-	-	-	-	-
Vesting of Units	-	4,394	-	-	-	-	-	-	-	-	-	-	4,394
Conversion from LLC to C-Corp	(20,933)	(170,283)	2,823	3	13,228	13	1,750	2	3,132	3	800,452	(630,190)	-
Issuance of Shares for Cash	-	-	2,652	3	-	-	-	-	-	-	459,997	-	460,000
Vesting of Shares	-	-	-	-	-	-	-	-	-	-	-	-	-
Net Income / (Loss)	-	-	-	-	-	-	-	-	-	-	-	(584,474)	(584,474)
Balance at December 31, 2019	**-**	**$ -**	**5,475**	**$ 6**	**13,228**	**$ 13**	**1,750**	**$ 2**	**3,132**	**$ 3**	**$ 1,260,449**	**$ (1,214,664)**	**$ 45,809**
Issuance of Shares for Cash	-	-	-	-	-	-	-	-	-	-	-	-	-
Vesting of Shares	-	-	-	-	-	-	-	-	370	-	1,773	-	1,773
Net Income / (Loss)	-	-	-	-	-	-	-	-	-	-	-	(509,421)	(509,421)
Balance at December 31, 2020	**-**	**$ -**	**5,475**	**$ 6**	**13,228**	**$ 13**	**1,750**	**$ 2**	**3,502**	**$ 3**	**1,262,222**	**(1,724,085)**	**$ (461,839)**
Issuance of Shares for Cash	-	-	-	-	-	-	-	-	-	-	-	-	-
Vesting of Shares	-	-	-	-	-	-	-	-	-	-	-	-	-
Net Income / (Loss)	-	-	-	-	-	-	-	-	-	-	-	(831,234)	(831,234)
Balance at December 31, 2021	**-**	**$ -**	**5,475**	**$ 6**	**13,228**	**$ 13**	**1,750**	**$ 2**	**3,502**	**$ 3**	**1,262,222**	**(2,555,319)**	**$ (1,293,073)**
Issuance of Shares for Cash	-	-	-	-	-	-	-	-	-	-	-	-	-
Vesting of Shares	-	-	-	-	-	-	-	-	-	-	-	-	-
Net Income / (Loss)	-	-	-	-	-	-	-	-	-	-	-	(673,711)	(673,711)
Balance at December 31, 2022	**-**	**$ -**	**5,475**	**$ 6**	**13,228**	**$ 13**	**1,750**	**$ 2**	**3,502**	**$ 3**	**1,262,222**	**(3,229,031)**	**$ (1,966,785)**
Issuance of Shares for Cash	-	-	-	-	-	-	-	-	-	-	-	-	-
Vesting of Shares	-	-	-	-	-	-	-	-	-	-	-	-	-
Net Income / (Loss)	-	-	-	-	-	-	-	-	-	-	-	(278,041)	(278,041)
Balance at December 31, 2023	**-**	**$ -**	**5,475**	**$ 6**	**13,228**	**$ 13**	**1,750**	**$ 2**	**3,502**	**$ 3**	**1,262,222**	**(3,507,072)**	**$ (2,244,826)**

LEAFWIRE, INC.
STATEMENT OF CASH FLOW
For the Years Ended December 31, 2023 and 2023
(unaudited)

(Unaudited)		2023		2022
Cash Flows from Operating Activities				
Net Loss	$	(278,041)	$	(673,711)
Adjustments to reconcile net loss to net cash				
used by operating activities:				
Equity based compensation		-		-
Changes in operating assets and liabilites:				
Account Receivable		(26,562)		37,225
Prepaid Expenses		9,903		(1,496)
Accounts Payable		-		-
Accounts Payable - related parties		91,575		254,882
Accrued Payroll and related costs		118,925		95,205
Accrued Interest		90,763		79,091
Net Cash Used by Operating Activities		**6,563**		**(208,804)**
Cash Flows from Financing Activities				
PPP Loan		-		-
Proceeds from the issuance of membership units		-		-
Proceeds from issuance of preferred stock		-		-
Proceeds from the issuance of convertible notes		-		183,100
Net cash provided by financing activities		**-**		**183,100**
Net increase in cash and cash equivalents		6,563		(25,704)
Cash and cash equivalents, beginning		4,744		30,448
Cash and cash equivalents, ending	$	**11,307**	$	**4,744**
Noncash transactions:				
Conversion of membership units to stock	$	-	$	-

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Leafwire, Inc. ("the Company") was incorporated on July 30, 2019 under the laws of the State of Delaware and is headquartered in Denver, Colorado. The Company was originally formed as Leafwire, LLC, a limited liability company, which organized on September 21, 2016, and subsequently converted to a C-corporation on July 30, 2019. The Company provides a website that functions as a business network for cannabis, connecting individuals, prospective job seekers, and other potential stakeholders with business opportunities in the cannabis industry.

Subsequent Events

The Company has evaluated subsequent events through June 15, 2024, the date these financial statements were available to be issued. No material subsequent events exist.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $3,507,072 which, among other factors, creates risk about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company accrues for loss contingencies associated with outstanding litigation, claims and assessments for which management has determined it is probable that a loss contingency exists, and the amount of loss can be reasonably estimated. Costs for professional services associated with litigation claims are expensed as incurred. As of December 31, 2023 and 2022, the Company has not accrued or incurred any amounts for litigation matters.

Contingencies

The cannabis industry continues to face challenges as cannabis public stocks have decreased in value, federal regulations remain unchanged and fundraising for private companies is still considerably tougher than it was several years ago.

It is uncertain if or when Schedule 3 reclassification will occur, but if reclassification does occur, it's expected that there will be a considerable resurgence in cash flow into the industry from a variety of investors, both public and private. This increase in cashflow will increase marketing budgets across the industry, which Leafwire relies upon for the majority of its revenue.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2023 and 2022, the Company had transaction with a related party including $97,174 and $434,882, respectively, that the Company paid to Ceylon Solutions LLC, a development tech company in Sri Lanka owned by board members of the Company, to build new features for the Company's platform and website.

NOTE 5 – CONVERTIBLE NOTES PAYABLE

During the years ended December 31, 2023 and 2022, the Company issued convertible promissory notes for cash proceeds of $0 and $183,300, respectively. The notes are all convertible into preferred or common shares of the Company, carry interest at 6% per annum, and mature two years from issuance.

Future minimum principal payments, including notes issued subsequent to the year ended December 31, 2023, are as follows for the years ended December 31:

Balance of Convertible Notes due (does not reflect the associated accrued interest):

2025	$	643,300
2026		373,374
	$	1,016,674

The Company recognized interest expense of $90,763 and $79,091 during the years ended December 31, 2023 and 2022, respectively.

NOTE 6 – CONCENTRATIONS

At December 31, 2023, 91% of accounts receivable was due from four customers. At December 31, 2022, 82% of accounts receivable was due from four customers.

NOTE 7 – CONTINGENCIES

The cannabis industry continues to face challenges as cannabis public stocks have decreased in value, federal regulations have remain unchanged and fundraising for private companies is still considerably tougher than it was several years ago.

It is uncertain if or when Schedule 3 reclassification will occur, but if reclassification does occur, it's expected that there will be a considerable resurgence in cash flow into the industry from a variety of investors, both public and private. This increase in cashflow will increase marketing budgets across the industry, which Leafwire relies upon for the majority of its revenue.

CERTIFICATION

I, Peter Vogel, Principal Executive Officer of Leafwire Inc., hereby certify that the financial statements of Leafwire Inc. included in this Report are true and complete in all material respects.

Peter Vogel

CEO